UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In March 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	318,821,626	63.6594	31.8299
Non-Voting Shares	17,863,969	3.5669	1.7834
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	28/mar	318,821,626
Common Shares		Total		318,821,626
Non-Voting Shares		Bonus Stock	28/mar	17,863,969
Non-Voting Shares		Total		17,863,969
Closing Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	637,643,252	63.6594	31.8299
Non-Voting Shares	35,727,938	3.5669	1.7834

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In March 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4,770,269	0.9524	0.4762
Non-Voting Shares	4,890,587	0.9765	0.4882
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Bonus Stock	28/mar	4,770,269
Common Shares		Total		4,770,269
Non-Voting Shares		Bonus Stock	28/mar	4,890,587
Non-Voting Shares		Total		4,890,587
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	9,540,538	0.9524	0.4762
Non-Voting Shares	9,781,174	0.9765	0.4882

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0443	0.0443
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4	0.0443	0.0443
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In March 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	235,025	0.0469	0.0234
Non-Voting Shares	638,354	0.1274	0.0637
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A	Bonus Stock	28/mar	155,868
Common Shares		Total		155,868
Non-Voting Shares		Bonus Stock	28/mar	393,041
Non-Voting Shares		Total		393,041
Common Shares	Bradesco S.A C.T.V.M	Bonus Stock	28/mar	72,937
Common Shares		Total		72,937
Non-Voting Shares		Bonus Stock	28/mar	228.399
Non-Voting Shares		Total		228.399
Non-Voting Shares		buy	1/mar	6,600	75.62	R$ 499,092.00
Non-Voting Shares		buy	1/mar	400	76.10	R$ 30,440.00
Non-Voting Shares		buy	1/mar	60	76.11	R$ 4,566.60
Non-Voting Shares		buy	1/mar	400	76.19	R$ 30,476.00
Non-Voting Shares		buy	1/mar	100	76.20	R$ 7,620.00
Non-Voting Shares		buy	1/mar	200	76.30	R$ 15,260.00
Non-Voting Shares		buy	1/mar	700	76.40	R$ 53,480.00
Non-Voting Shares		buy	14/mar	1,000	75.85	R$ 75,850.00
Non-Voting Shares		buy	15/mar	500	77.44	R$ 38,720.00
Non-Voting Shares		buy	15/mar	500	77.45	R$ 38,725.00
Non-Voting Shares		buy	15/mar	2,000	77.64	R$ 155,280.00
Non-Voting Shares		buy	15/mar	640	78.00	R$ 49,920.00
Non-Voting Shares		buy	15/mar	200	78.21	R$ 15,642.00
Non-Voting Shares		buy	16/mar	1,300	76.70	R$ 99,710.00
Non-Voting Shares		buy	16/mar	82	76.79	R$ 6,296.78
Non-Voting Shares		buy	19/mar	300	79.00	R$ 23,700.00
Non-Voting Shares		buy	19/mar	25	79.30	R$ 1,982.50
Non-Voting Shares		buy	19/mar	200	79.35	R$ 15,870.00
Non-Voting Shares		buy	19/mar	200	79.40	R$ 15,880.00
Non-Voting Shares		buy	19/mar	5	79.80	R$ 399.00
Non-Voting Shares		buy	19/mar	1	79.82	R$ 79.82
Non-Voting Shares		buy	19/mar	44	79.85	R$ 3,513.40
Non-Voting Shares		buy	23/mar	200	83.46	R$ 16,692.00
Non-Voting Shares		buy	23/mar	50	83.50	R$ 4,175.00
Non-Voting Shares		Total		15,707		R$ 1,203,370.10
Non-Voting Shares	Geração Futuro Corretora de Valores LTDA	buy	5/mar	500	77.80	R$ 38,900.00
Non-Voting Shares		Total		500		R$ 38,900.00
Non-Voting Shares		Bonus Stock	28/mar	500
Non-Voting Shares		Total		500
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	457,610	0.0456	0.0228
Non-Voting Shares	1,241,320	0.1239	0.0619

Note:
New members who belong to the Board of Director Cassiano Ricardo Scarpelli Marlene Moran Millan

Note:
Directors that were fired from Banco Bradesco S.A.
Sergio de Oliveira
Marilene Romanha de Oliveira (Wife of Mr. Sergio de Oliveira)
Fabio Romanha de Oliveira (Son of Mr. Sergio de Oliveira)
Denise Pauli Pavarina de Moura
João Batistela Biazon
Romulo Nagib Lasmar
Anna Carolina Lasmar R. Pires (Granddaughter of Mr. Romulo Nagib Lasmar)
Sérgio Sztajn
Felicia Rosset Sztajn (Wife of Mr. Sérgio Sztajn)
Idevalter Borba
Maria Luiza da Silva Borba (Wife of Mr. Idevalter Borba )
Fábio Silva Borba (Son of Mr. Idevalter Borba)
Fabiana Silva Borba (Daughter of Mr. Idevalter Borba)

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In March 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,811	0.0005	0.0002
Non-Voting Shares	38,789	0.0077	0.0038
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A	Bonus Stock	28/mar	315
Common Shares		Total		315
Non-Voting Shares		Bonus Stock	28/mar	19,775
Non-Voting Shares		Total		19,775
Common Shares	Bradesco S.A. C.T.V.M.	Bonus Stock	28/mar	2,351
Common Shares		Total		2,351
Non-Voting Shares		Bonus Stock	28/mar	18,091
Non-Voting Shares		Total		18,091
Non-Voting Shares		buy	16/mar	700	76.65	R$ 53,655.00
Non-Voting Shares		Total		700		R$ 53,655.00
Non-Voting Shares		sell	22/mar	700	83.15	R$ 58,205.00
Non-Voting Shares		Total		700		R$ 58,205.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	5,332	0.0005	0.0002
Non-Voting Shares	75,732	0.0075	0.0037

Note:
New member who belong to the Board of Director João Batistela Biazon

Note:
Director that was fired from Banco Bradesco S.A. Jorge Tadeu Pinto de Figueiredo Daniella Gois de Figueiredo (Daughter of Mr. Jorge Tadeu Pinto de Figueiredo)

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In March 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,570	0.0003	0.0001
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A	Bonus Stock	28/mar	12
Common Shares		Total		12
Non-Voting Shares		Bonus Stock	28/mar	1,570
Non-Voting Shares		Total		1,570
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	24	0.0000	0.0000
Non-Voting Shares	3,140	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.